_____________________________________________________________


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                          ____________

                       Amendment No. 16 to

                         SCHEDULE 14D-9

        Solicitation/Recommendation Statement Pursuant to
     Section 14(d)(4) of the Securities Exchange Act of 1934
                          ____________

                KANSAS CITY POWER & LIGHT COMPANY
                    (Name of Subject Company)

                KANSAS CITY POWER & LIGHT COMPANY
                (Name of Person Filing Statement)

                   Common Stock, no par value
                 (Title of Class of Securities)
                          ____________

                            485134100
              (CUSIP Number of Class of Securities)
                          ____________

                     Jeanie Sell Latz, Esq.
            Senior Vice President-Corporate Services
                Kansas City Power & Light Company
                           1201 Walnut
                Kansas City, Missouri 64106-2124
                         (816) 556-2200
    (Name, address and telephone number of person authorized
         to receive notice and communications on behalf
                 of the person filing statement)
                          ____________

                            Copy to:

                    Nancy A. Lieberman, Esq.
              Skadden, Arps, Slate, Meagher & Flom
                        919 Third Avenue
                    New York, New York  10022
                         (212) 735-3000

  _____________________________________________________________

     This statement amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Kansas City Power & Light Company, a Missouri corporation ("KCPL"), filed with the Securities and Exchange Commission (the "Commission") on July 9, 1996, as amended, (the "Schedule 14D-9"), with respect to the exchange offer made by Western Resources, Inc., a Kansas corporation ("Western Resources"), to exchange Western Resources common stock, par value $5.00 per share, for all of the outstanding shares of KCPL common stock, no par value ("KCPL Common Stock"), on the terms and conditions set forth in the prospectus of Western Resources dated July 3, 1996 and the related Letter of Transmittal.

     Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 9.   Material to be Filed as Exhibits.

     The following Exhibit is filed herewith:

     Exhibit 69 IBEW position paper distributed to employees commencing July 30, 1996.

                            SIGNATURE

     After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                    KANSAS CITY POWER & LIGHT COMPANY


                    By:  /s/Jeanie Sell Latz
                            Jeanie Sell Latz
                            Senior Vice President-Corporate Services

Dated:  July 30, 1996

                          EXHIBIT INDEX


Exhibit No.                     Description                              Page
__________    _______________________________________________________    ____

Exhibit 69    IBEW position paper distributed to employees commencing
              July 30, 1996.

[IBEW position paper distributed to employees commencing July 30, 1996]


                                                        Exhibit 69

[IBEW logo]

                          July 29, 1996

                         POSITION PAPER

TO WHOM IT MAY CONCERN:

     On Saturday, July 27, 1996, in the Business Section of the
Kansas City Star the following headlines appeared on Page One.

     "Kansas City Power and Light's Union shifts position."

     The following statement has been prepared by the President and the Business Manager of Local 1464 in reply to that headline and its story content.

     "It is the position of Local 1464 and it's leadership that Mr. Nigel Peck is not now, nor has he ever been, a spokesman for our Local."

     Furthermore, from the very beginning of the merger talks our primary concern has been job security and the opportunity to play a significant part in the changing forces driving the business we have been a part of for these many years. We will not shift from this position. Our Union has not had a change of heart. We are not in neutral. We are continuously in motion and we look forward to the day when every one's total focus can return to the business of running the best electric utility company in the country.



/s/Robert N. Madrigal              /s/James J. Whalen
   Robert N. Madrigal                 James J. Whalen
   Business                           President